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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*


                        The ForeFront Group, Inc.
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                             (Name of Issuer)


                        Common Stock, $.01 par value
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                       (Title of Class of Securities)


                                34545P 10 5
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                               (CUSIP Number)


Michael and Anita Kaplan, jointly, P.O. Box 10091, Clearwater, Florida 34617
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               July 22, 1996
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                       (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               SCHEDULE 13D

CUSIP No.      34545P 10 5
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1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Michael and Anita Kaplan, jointly
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


(a) / /       (b) / /
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3 SEC USE ONLY



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4 SOURCE OF FUNDS*


OO
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR  2(e)

/ /
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6 CITIZENSHIP OR PLACE OF ORGANIZATION


Florida
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                           7 SOLE VOTING POWER
      NUMBER OF            911,152
       SHARES
----------------------------------------------------
    BENEFICIALLY           8 SHARED VOTING POWER
      OWNED BY             -0-
        EACH
----------------------------------------------------
     REPORTING             9 SOLE DISPOSITIVE POWER
      PERSON               911,152
       WITH
----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                           -0-
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


911,152
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14.3%
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14 TYPE OF REPORTING PERSON


IN
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                                 2 of 6 Pages

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This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D")
filed by Michael and Anita Kaplan, jointly on October 16, 1996. All capitalized terms used herein and otherwise undefined shall have the meanings set forth in the Schedule 13D. This Amendment No. 1 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule 13D.

Item 1.  Security and Issuer

Unchanged.

Item 2.  Identity and Background

(A)- (F) Unchanged.

Item 3.  Source and Amount of Funds and Other Consideration

Unchanged.

Item 4.  Purpose of Transaction

Unchanged.

Item 5.  Interest in Securities of the Issuer.

     Item 5 (A) is hereby amended and restated as follows:

(A) Michael and Anita Kaplan, currently beneficially own 911,152 shares (14.3%) of the Common Stock of the Issuer.

(B)  Unchanged.

     Item 5(C) is hereby amended by adding the following:

(C) Michael and Anita Kaplan, jointly disposed of the following shares of the Common Stock of the Issuer through sales made on the open market by Goldman, Sachs & Company:

       Date                    Number of Shares             Price Per Share
       ----                    ----------------             ---------------

     11/13/96                        25,000                      $5.39
     11/14/96                        13,000                      $5.4231
     11/19/96                        12,000                      $5.25
     11/20/96                        13,000                      $5.375
     11/21/96                        22,000                      $5.375
     11/22/96                         5,000                      $5.25

(D)  Not applicable.
(E)  Not applicable.

                                 3 of 6 Pages

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Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities or the Issuer.

     Item 6 is amended and restated as follows:

     Of the 911,152 shares currently owned by Michael and Anita Kaplan, jointly, 105,615 shares are being held in escrow pursuant to the terms set forth in the Escrow Agreement attached to the Schedule 13D as Exhibit 99.1.

Item 7.  Material to be Filed as Exhibits.

     *99.1 Escrow Agreement, dated as of July 19, 1996, by and among The ForeFront Group, Inc., AllMicro Acquisition Corporation, AllMicro, Inc., Texas Commerce Bank, National Association, and Michael and Anita Kaplan.

     * Previously filed with the Schedule 13D.

                                 4 of 6 Pages

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 1996

                                    Signature: /s/ Michael Kaplan
                                              ----------------------
                                              Michael Kaplan

                                    Signature: /s/ Anita Kaplan
                                              ----------------------
                                              Anita Kaplan

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                  5 of 6 Pages
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                             EXHIBIT INDEX

Exhibit
Number                       Document Description
-------     --------------------------------------------------------

*99.1 Escrow Agreement, dated as of July 19, 1996, by and among The ForeFront Group, Inc., AllMicro Acquisition Corporation, AllMicro, Inc., Texas Commerce Bank, National Association, and Michael and Anita Kaplan.

* Previously filed with the Schedule 13D.

                                  6 of 6 Pages